UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Daniel O’Connor as Chief Executive Officer, President and Director

On November 1, 2022, Ambrx Biopharma Inc. (the “Company”) announced that effective November 1, 2022, the board of directors of the Company (the “Board”), upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), appointed Daniel O’Connor as the Company’s Chief Executive Officer, President and a director to serve on the Company’s Board as a Class III director. In connection with Mr. O’Connor’s appointment, Kate Hermans, who has been serving as interim Chief Executive Officer and President of the Company, will step down from those roles effective as of November 1, 2022. Ms. Hermans will continue in her role as a member of the Company’s board of directors.

Mr. O’Connor has over 23 years of executive experience and leadership in the biopharmaceutical industry. Mr. O’Connor served as Chief Executive Officer, President and Director of OncoSec Medical Incorporated from September 2017 through June 2021. Prior to OncoSec, Mr. O’Connor served as President and CEO of Advaxis, Inc. from August 2013 to July 2017, and previously served as Vice President and General Counsel at Bracco Diagnostics from 2009 to 2012. Mr. O’Connor held several executive leadership positions at ImClone Systems Incorporated from 2003 to 2008 including Senior Vice President, General Counsel and Secretary, and was previously the General Counsel at PharmaNet Development Group, Inc. (today, Syneos Health) from 1999 to 2003. Mr. O’Connor is currently the Chief Executive Officer and chair of the board of Larkspur Health Acquisition Corp., a healthcare focused special purpose acquisition company. Following the currently pending business combination with ZyVersa Therapeutics, Mr. O’Connor will remain a director of the combined company. Mr. O’Connor is a founding board member of Seelos Therapeutics, Inc., serving on its board from September 2018 through the present and previously served as a member of the Board of Trustees of BioNJ from February 2016 through November 2022. Mr. O’Connor earned a J.D. from the Dickinson School of Law of Pennsylvania State University and a B.A. in English from Boston University.

The Company issued a press release related to the change in leadership dated November 1, 2022, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257264 and No. 333-264490) and Form F-3 (Registration No. 333-266404).

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated November 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Sonja Nelson
Name:	Sonja Nelson
Title:	Chief Financial and Operating Officer

Date: November 1, 2022